SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  July 2008

Commission File Number 0-22617

Minco Gold Corporation

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3P3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

July 24, 2008 Voting Results - AGM

The Registrant is pleased to attach NI 51-1-2, Report of Voting Results at its Annual General Meeting held June 24, 2008.

The Registrant currently has 42,976,385 issued and outstanding common shares.

A copy of the Registrant's form NI 51-1-2 is  attached.

2.

Exhibits

1.1

NI 51-1-2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ Ken Cai

Date:    July 8, 2008

Ken Cai

Director , Chairman & CEO

Exhibit 2.1

Minco Gold Corporation

(the “Corporation”)

NI 51-1-2 – Section 11.3

Report of Voting Results

Pursuant to National Instrument 51-102, the Corporation discloses the voting results of the common shareholders at the Annual General Meeting of the Corporation held on June 24, 2008, as follows:

1.

Resolution to fix the board of directors at five (5) members:

FOR:

22,861,527 shares representing 100%

AGAINST:

0

ABSTAINED:

0

2.

Resolution to elect all director nominees as a group, as named in the management information circular dated May 9, 2008:

Ken Cai

FOR:

19,342,179 shares representing 97.74%

AGAINST:

0

ABSTAINED:

448,026 shares representing 2.26%

All Other Directors

FOR:

19,271,268 shares representing 97.37%

AGAINST:

0

ABSTAINED:

518,937 shares representing 2.62%

3.

Resolution to reappoint Ernst & Young, LLP, Chartered Accountants, as auditors for the ensuing year and to authorize the Board of Directors to fix their remuneration:

Reappointment

FOR:

19,407,967 shares representing 98.07%

AGAINST:

0

ABSTAINED:

382,238 shares representing 1.93%

Remuneration

FOR:

19,407,967shares representing 98.07%

AGAINST:

0

ABSTAINED:

382,238 shares representing 1.93%

4.

Resolution to propose that the maximum number of shares which either would be issued or made subject to issuance under one or more private placements in the twelve month period commencing June 24, 2008 would not exceed 100% of the Company’s issued and outstanding as at June 24, 2008:

FOR:

9,456,455 shares representing  24.86%

AGAINST:

3,129,485

ABSTAINED:

0

Dated this 30th day of July, 2008.

MINCO GOLD CORPORATION

Per:

“Shawn Rodeck”

        Corporate Secretary